                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                  Benihana Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   082047200
                          ----------------------------
                                 (CUSIP Number)

                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                          New York, New York 10112-2200
                                 (212) 698-3500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 5 sequentially numbered pages

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO. 082047200                                                                                  PAGE 2 OF 5 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           RAIFF PARTNERS, INC.
           13-3797915
-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |

-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   0

                                  -------------------------------------------------------------------------------------
       Number of Shares             8    SHARED VOTING POWER                 287,100
    Beneficially Owned by
        Each Reporting            -------------------------------------------------------------------------------------
         Person with                9    SOLE DISPOSITIVE POWER              0

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            287,100

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     287,100

-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           |

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.5%

-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                     CO

-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO. 082047200                                                                                  PAGE 3 OF 5 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ROBERT M. RAIFF

-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |

-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES CITIZEN
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   0

                                  -------------------------------------------------------------------------------------
       Number of Shares             8    SHARED VOTING POWER                 287,100
    Beneficially Owned by
        Each Reporting            -------------------------------------------------------------------------------------
         Person with                9    SOLE DISPOSITIVE POWER              0

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            287,100

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     287,100

-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           |

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.5%

-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                     IN

-----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP NO. 082047200                                                                                  PAGE 4 OF 5 PAGES
-----------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           CENTURION INVESTORS, LLC
           13-3972342

-----------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [X]
                                                                                                          (b) [ ]
-----------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
-----------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |

-----------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   0

                                  -------------------------------------------------------------------------------------
       Number of Shares             8    SHARED VOTING POWER                 287,100
    Beneficially Owned by
        Each Reporting            -------------------------------------------------------------------------------------
         Person with                9    SOLE DISPOSITIVE POWER              0

                                  -------------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            287,100

-----------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     287,100

-----------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           |

-----------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.5%

-----------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                     OO

-----------------------------------------------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") filed on November 3, 2005 by Raiff Partners, Inc. a Delaware corporation ("Raiff Partners"), Robert M. Raiff and Centurion Investors, LLC, a Delaware limited liability company ("Centurion", together with Raiff Partners, Mr. Raiff, the "Reporting Persons"), relating to shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Benihana Inc. The
Schedule 13D was filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended as follows:

                  The aggregate amount for all shares of Class A Common Stock purchased by the Fund was $5,706,674.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated as follows:

                  (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 25, 2005, there were 6,356,975 shares of Class A Common Stock, par value $0.10, issued and outstanding as of July 31, 2005. The Reporting Persons own an aggregate of 287,100 shares of Class A Common Stock or approximately 4.5% of the outstanding shares of Class A Common Stock. Robert M. Raiff, as president and sole shareholder of Raiff Partners, Raiff Partners, as manager of Centurion and Centurion as general partner of the Fund have the shared power to direct the voting and disposition of the 287,100 shares of Class A Common Stock owned by the Fund.

                  (c) The following is a listing of transactions in shares of Class A Common Stock since the filing of the Schedule 13D. All of the following transactions were effected by the Fund as open market purchases or sales on the Nasdaq National Market.

   Transaction             Type of             Number of          Price per
      Date               Transaction             Shares             Share
      ----               -----------             ------             -----
    11/3/2005               Sell                 14,500             $18.17
    11/4/2005               Sell                  3,000             $17.99
    11/4/2005               Sell                 38,000             $18.20
    11/8/2005               Sell                  5,000             $17.46
    11/9/2005               Sell                  1,000             $17.55
   11/11/2005               Sell                  4,000             $17.50

                  (d) Except for the Fund, which may have the right to receive or the power to direct the receipt of dividends from the Class A Common Stock, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

                  (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock as of November 4, 2005.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: November 11, 2005                 RAIFF PARTNERS, INC.


                                         By:  /s/  Robert M. Raiff
                                            __________________________________
                                            Name:  Robert M. Raiff
                                            Title: President


                                         /s/  ROBERT M. RAIFF
                                         _____________________________________
                                         ROBERT M. RAIFF
                                         CENTURION INVESTORS, LLC

                                         By: Raiff Partners, Inc., its manager


                                        By:  /s/  Robert M. Raiff
                                            __________________________________
                                           Name:  Robert M. Raiff
                                           Title: President


                                       5